June 17, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Donald Field

Re:	OncoCyte Corporation
Registration Statement on Form S-3
File No. 333-231980

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, OncoCyte Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Tuesday, June 18, 2019, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845.

Very truly yours,

OncoCyte Corporation

/s/ William Annett
William Annett
President and Chief Executive Officer